EXHIBIT 10.1
July 22, 2011

Adam White

Dear Adam,

 It is my pleasure to extend you a promotion to the position of Senior Vice President, Global Sales, in the capacity of an executive officer of International Rectifier Corporation (the "Company"), reporting to the Chief Executive Officer of the Company, at an initial annual salary of $338,400 per year ($13,015.38 per current Company pay period).
The promotional offer also includes:
·                  Incentive Bonus Plan:  You will be eligible to  participate in the Company's executive incentive bonus plan, in effect from time to time, with a bonus target of seventy (70%) percent of your base salary.  The bonus plan includes corporate and/or  individual objectives, as may be established by the Compensation Committee ("Compensation Committee") of the Board of Directors ("Board") of the Company from time to time.

·                  Restricted Share Unit Award:  Upon approval by the Company's Board,  you would be granted a restricted stock unit ("RSU") award in respect of 8,000 shares of Company common stock ("RSU Award").  The RSU Award would be scheduled to vest, subject to your continued employment, in equal annual installments over three years from the date of grant.  The RSU Award is additionally subject to the terms and conditions of the Company's 2000 Incentive Plan, as amended, as well as the terms and conditions of the Company's award agreement issued in respect of the RSU Award.

·                  Car Allowance:  You will be eligible to receive a $560.00 per month car allowance, paid bi-weekly.  Employees receiving a car allowance must purchase insurance coverage and provide evidence of such insurance to the Company's human resources department as of the acceptance of this agreement and annually thereafter.  Insurance maintained by the employee on the vehicle should be no less than $100,000 bodily injury each person, 300,000 each accident and $50,000 property damage each accident.

·                  Relocation:  Should your position be eliminated before January 1, 2013 for reasons other than for cause or due to your voluntary resignation, the Company, at its expense, will reimburse you for relocation expenses, not to exceed $35,000, back to your home country.

·                  International Rectifier General Benefits:  You will be eligible to participate in the Company's regular  paid-time-off, medical, dental, life insurance, and 401(k) plans, and other benefits available to the Company's U.S. employees generally, all in accordance with standard Company plans and any revisions thereof.
The effective date of this offer, your promotion and the terms hereof shall be the date on which your promotion shall have been approved by the Company's Board.
Notwithstanding the above promotional offer, your employment is at will and can be terminated by either party at any time, for any reason, with or without cause. The Company reserves the right to change the terms and conditions of anyone's employment at any time. This letter is the exclusive agreement between you and the Company with respect to your employment position and compensation benefits, and except for the Change in Control Severance Agreement, dated as of September 11, 2008 (as amended) between you and the Company and any prior agreements regarding assignment of inventions or confidentiality, all prior agreements regarding such subject are hereby superseded.
Your acceptance of this offer and the conditions upon which it is made will be confirmed by your signing of this letter agreement.  We look forward to your continuing employment with the Company.
Sincerely,

s/s Oleg Khaykin
Oleg Khaykin
 President and CEO
Accepted and agreed as of July 22, 2011:
_s/s Adam White_____________
Adam White